

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

> **Re: JBDI Holdings Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted May 3, 2023**
> **CIK No. 0001964314**

Dear Lim Chwee Poh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted May 3, 2023

Business
Real Property, page 77

1.   We note your response to comment 1. Please revise the real property section to include the property owned by you that you lease to Liquinex Group Pte Ltd. Refer to Item 4 of Form F-1 and Item 4.D of Form 20-F.

Related Party Transactions, page 110

2.   We note you removed your disclosure that the amounts due to shareholders and a director consist mainly of the balance of the interim dividend. Please revise your disclosure to clarify whether the amounts outstanding to shareholders and directors relates to the dividend distribution. If not, please elaborate on the nature of the amounts due to shareholders and directors.

Report of Independent Registered Public Accounting Firm, page F-24

3.   Please have your auditor revise the first sentence of its auditor's report to state that they audited the consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended May 31, 2022.

   You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Henry F. Schlueter, Esq.